ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.

590 Madison Avenue

New York, New York 10022

July 17, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	Alternative Asset Management Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A (File No. 001-33629)

Dear Mr. Owings:

Please note that Alternative Asset Management Acquisition Corp. acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark D. Klein
Mark D. Klein Chief Executive Officer